Exhibit 3.1

Articles of Amendment

Novanta Inc.

(herein referred to as the "Corporation")

Section 2 of the Articles of the Corporation are amended by deleting the same and substituting:

The Corporation is authorized to issue (i) an unlimited number of common shares without par value and (ii) up to an aggregate of 7,000,000 preferred shares without par value issuable in series having the rights, privileges, restrictions and conditions set out in Schedule – Share Capital.

SCHEDULE – SHARE CAPITAL

1.             COMMON SHARES

The common shares shall carry and be subject to the following rights, privileges, restrictions and conditions, namely:

(a)         The holders of common shares are entitled to receive notice of any meeting of the shareholders of the Corporation and to attend and vote at such meetings except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to One (1) vote per share in person or by proxy.

(b)         Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, the holders of the common shares are entitled to receive any dividend declared and paid by the Corporation.

(c)         Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the common shares are entitled to receive the remaining property of the Corporation after payment of all of the Corporation's liabilities.

2.             PREFERRED SHARES

The preferred shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions, namely:

(a)

The board of directors of the Corporation may issue the preferred shares at any time and from time to time in one or more series provided that the aggregate number of preferred shares of all series of preferred shares shall not exceed 7,000,000. Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any) provided that no shares of any series of preferred shares shall be entitled to more than one vote per share, and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the New Brunswick Business Corporations Act (as the same may from time to time be amended, reenacted or replaced) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

(b)         No rights, privileges, restrictions or conditions attached to a series of preferred shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of preferred shares then outstanding.  Subject to the rights which may from time to time be attached to any series of preferred shares, the preferred shares shall be entitled to priority over the common shares and over any other shares of the Corporation ranking junior to the preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of preferred shares are not paid in full, the preferred shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the preferred shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The preferred shares of any series may also be given such other preferences, not inconsistent with subparagraphs (a) to (d) hereof, over the common shares and over any other shares ranking junior to the preferred shares as may be determined in the case of such series of preferred shares.

(c)         Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of preferred shares, the holders of the preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

(d)        The rights, privileges, restrictions and conditions attaching to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the preferred shares given as hereinafter specified.

(e)        The approval of the holders of preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to the preferred shares as a class or to any other matter requiring the consent of the holders of the preferred shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of preferred shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the New Brunswick Business Corporations Act (as the same from time to time amended, reenacted or replaced) and prescribed in the by-laws of the Corporation with respect to meetings of shareholders. One or more shareholders entitled to vote at the meeting holding or representing, in total, at least one-third of the issued preference shares shall constitute a quorum for any meeting of the holders of the preferred shares to consider any variation in the rights privileges, restrictions or conditions attaching to the preferred shares in accordance with this paragraph 2(e).

CERTIFIED duly adopted by the Board of Directors of the Corporation on April 23, 2021.

/s/ Robert J. Buckley Robert J. Buckley Chief Financial Officer